



martin currie

MONTHLY INSIGHT

At June 30, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$25.50
Market price	US$28.40
Premium/(discount)	11.37%
Fund size	US$258.5m

Source: State Street Corporation

At June 30, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	1.4	3.5
Year to date	5.2	3.4
One year	15.7	21.7
Three years %pa	22.6	14.0

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

All the Chinese stockmarkets advanced in June - despite the rising oil price, US interest rates and US dollar. The markets also ignored the growing anti-Chinese protectionist sentiment in the US, as reflected by the Schumer Bill, and objections to the proposed take-over of Unocal by state-owned CNOOC. (Your manager, who remembers Japanese buying of US assets in the late 1980s, would have thought US investors delighted to offload such underperforming assets as Unocal, Maytag and IBM's PC division to state-owned Chinese companies at a full price.)

The vote on the Schumer Bill has now been delayed until after the summer recess, removing a potential embarrassment ahead of Hu Jin Tao's state visit to the US in August. But strategic tensions are likely to continue.

Although the A-share market continues to under-perform, this is where the most interesting developments are taking place. Radical reform is underway to make all non-tradeable shares tradeable. Each company's management needs to come up with a compensation package for existing tradeable shareholders. A typical offer - three old shares for every 10 held - means that the market is even cheaper than its eight-year low would suggest. The process has also stimulated a wave of shareholder activism. Using the proceeds of the rights issue currently underway, we aim to increase exposure to the A-share market to 20%.

Overall, Chinese economic growth remains strong (Q2 +9.1% y.o.y.) - although it is clear that anti-speculative measures introduced in May have taken some steam out of the high-end property market. Inflation remains muted (CPI in May +1.8% y.o.y.).

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The fund is 97.4% invested with holdings in 58 companies, of which four are unlisted.

The fund under-performed the index during June: the rising oil price pushed up the prices of the big state-owned oil companies, in which your fund does not invest. The small and mid-cap entrepreneurial companies in which we do invest continued to be dull in stockmarket terms. But underlying business continues generally to be strong, as indicated by recent results (Fu Ji Food & Catering, Golden Meditech and TPV stand out). The decline in most commodity prices, oil aside, is good news for the portfolio as it promises a second-half margin recovery for our many manufacturers, with food processors already starting to see some benefit.

Purchases in June included Radiant, the backlight module maker, which we expect to benefit from the growth in LCD TV demand. We have also invested in China's leading semiconductor maker, SMIC, on signs of a recovery in utilisation and pricing. Worried about the effect of the rising oil price on fuel costs, we took profits on EVA Airlines, and took losses on the telecom equipment maker UTStarcom, whose recovery we think will be delayed until 2006. Debate on the restructuring of the Chinese telecom industry has caused confused operators to delay capital spending and postponed the issuance of 3G licences.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

In recent months the PRC has made a number of regulatory changes which affect the private equity industry. In particular these will facilitate both dealflow and improve the exit market, thus increasing the attractiveness of the asset class. However in the short term the implementation of new procedures is leading to some delays in regulatory approvals.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$286.3m
Shares outstanding	10,138,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	57.5%
■ Taiwan	24.4%
■ Singapore	0.9%
■ B shares	1.7%
■ New York	2.9%
■ 'A' share access product	2.8%
■ Direct	7.2%
■ Other assets & liabilities	2.6%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Information technology	18.6%	27.1%
Industrials	17.9%	11.2%
Consumer discretionary	16.2%	6.7%
Utilities	10.6%	5.5%
Consumer staples	7.7%	1.0%
Materials	7.5%	7.2%
Telecommunications	6.2%	7.4%
Financials	4.7%	28.5%
Healthcare	3.5%	-
Energy	1.7%	5.4%
'A' share access product	2.8%	
Other assets & liabilities	2.6%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	1.4	-3.1
Year to date	5.2	-13.2
Three years %pa	22.6	34.9

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (7.2%)

CDW Holdings Ltd	Information technology	4.6%
Captive Finance	Financials	1.2%
Global e Business	Information technology	1.2%
teco Optronics	Information technology	0.2%

15 LARGEST LISTED INVESTMENTS (45.4%)

Chaoda Modern Agriculture	Consumer staples	5.2%
Xinao Gas	Utilities	3.7%
Anhui Expressway	Utilities	3.7%
Taiwan Green Point	Information technology	3.3%
Shenzhen Expressway	Utilities	3.1%
Merry Electronics	Consumer discretionary	3.1%
Synnex Technologies	Consumer discretionary	2.9%
Weichai Power	Consumer discretionary	2.9%
Solomon Systech	Information technology	2.8%
BYD	Industrials	2.7%
TPV Technology	Industrials	2.6%
Comba Telecom Systems	Telecommunications	2.6%
China Netcom	Telecommunications	2.4%
Tripod Technology	Information technology	2.3%
Zijin Mining	Materials	2.1%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	1.4	-3.2	5.2	15.7	22.6	17.8	8.2
MSCI Golden Dragon	3.5	6.6	3.4	21.7	14.0	-0.7	n/a
Hang Seng Chinese Enterprise	5.9	1.8	2.5	13.7	31.1	20.7	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of June 30, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of June 30, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.57
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**57.5%**
Chaoda Modern Agriculture	682 HK	HK$3.1	34,089,900	13,487,444	5.2%
Xinao Gas	2688 HK	HK$5.4	13,976,000	9,710,364	3.7%
Anhui Expressway	995 HK	HK$5.3	13,938,000	9,504,629	3.7%
Shenzhen Expressway	548 HK	HK$2.9	21,494,000	8,089,132	3.1%
Weichai Power	2338 HK	HK$23.0	2,536,000	7,504,745	2.9%
Solomon Systech	2878 HK	HK$2.8	20,698,000	7,323,520	2.8%
BYD	1211 HK	HK$16.8	3,225,000	6,950,297	2.7%
TPV Technology	903 HK	HK$5.4	9,968,000	6,861,525	2.6%
Comba Telecom Systems	2342 HK	HK$3.2	16,118,000	6,636,207	2.6%
China Netcom	906 HK	HK$11.3	4,253,000	6,183,476	2.4%
Zijin Mining	2899 HK	HK$1.7	24,800,000	5,520,223	2.1%
Li Ning	2331 HK	HK3.7	11,400,000	5,427,070	2.1%
TCL International	1070 HK	HK$1.5	28,218,000	5,300,757	2.0%
Golden Meditech	8180 HK	HK$1.3	27,900,000	4,810,252	1.9%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,278,198	1.7%
Sinotrans	598 HK	HK$2.4	12,835,000	4,004,667	1.5%
Semiconductor Manufacturing	981 HK	HK$1.6	17,604,000	3,624,017	1.4%
Fountain Set	420 HK	HK$4.0	6,714,000	3,455,414	1.3%
China Shenhua Energy	1088 HK	HK$7.5	3,137,000	3,027,154	1.2%
China Travel	308 HK	HK$2.4	10,000,000	3,023,617	1.2%
Asia Aluminium	930 HK	HK$0.9	23,250,000	2,752,134	1.1%
FU JI Food & Catering	1175 HK	HK$7.5	2,844,000	2,726,118	1.1%
Ocean Grand Chemicals	2882 HK	HK$1.2	17,379,000	2,638,552	1.0%
Guangshen Railway	525 HK	HK$2.8	7,000,000	2,544,341	1.0%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,446,222	0.9%
Beiren Printing Machinery	187 HK	HK$2.2	7,000,000	1,958,917	0.8%
China Rare Earth	769 HK	HK$1.0	15,254,000	1,884,143	0.7%
China Shineway Pharmaceutical	2877 HK	HK$3.3	4,435,000	1,854,538	0.7%
Yanzhou Coal Mining	1171 HK	HK$6.1	1,887,600	1,481,490	0.6%
Asia Zirconium	395 HK	HK$0.8	13,196,000	1,426,200	0.6%
Sino Golf	361 HK	HK$0.8	10,303,000	1,033,992	0.4%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	1,003,583	0.4%
Arcontech	8097 HK	HK$0.1	18,386,000	236,563	0.1%
Taiwan					**24.4%**
Taiwan Green Point	3007 TT	NT$124.0	2,155,749	8,447,239	3.3%
Merry Electronics	2439 TT	NT$84.5	3,012,016	8,042,830	3.1%
Synnex Technologies	2347 TT	NT$46.1	5,165,604	7,525,181	2.9%
Tripod Technology	3044 TT	NT$68.0	2,778,413	5,970,361	2.3%
Cathay Financial	2882 TT	NT$63.8	2,331,000	4,699,567	1.8%
Fubon Financial	2881 TT	NT$30.8	4,453,952	4,335,021	1.7%
Cheng Shin Rubber	2105 TT	NT$35.6	3,805,974	4,275,632	1.6%
Data Systems Consulting	2447 TT	NT$26.9	4,237,987	3,602,523	1.4%
Radiant Opto-Electronics	6176 TT	NT$105.0	1,021,000	3,387,739	1.3%
Wintek	2384 TT	NT$44.4	2,421,104	3,396,967	1.3%
Taiwan FamilyMart	5903 TT	NT$55.0	1,567,231	2,723,896	1.1%
Chicony Electronics	2385 TT	NT$32.8	2,452,152	2,541,652	1.0%
Waffer Technology	6235 TT	NT$41.6	1,900,000	2,494,707	1.0%
Yieh United Steel	9957 TT	NT$14.5	3,500,000	1,603,729	0.6%
Singapore					**0.9%**
Bio-Treat Technology	BIOT SP	SG$0.6	6,389,000	2,442,669	0.9%
B shares					**1.7%**
China International Marine	200039 CH	HK$7.1	4,754,190	4,343,039	1.7%
New York					**2.9%**
The9	NCTY US	US$26.0	146,571	3,816,709	1.5%
China Techfaith Wireless	CNFT US	US$16.3	197,700	3,216,579	1.3%
Chindex International	CHDX US	US$4.4	69,987	310,742	0.1%
'A' share access product					**2.8%**
Shenery Access Product		US$0.9	4,500,000	3,978,000	1.6%
Shanghai Airlines Access Product		US$0.4	7,350,000	3,189,900	1.2%
Direct					**7.2%**
CDW Holdings Ltd			60,000,000	12,007,646	4.6%
Captive Finance			2,000,000	3,045,000	1.2%
Global e Business			40,000	3,044,902	1.2%
teco Optronics			1,861,710	594,682	0.2%
Other assets & liabilities					**2.6%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com